Exhibit 99.4

NICE Robotic Automation Debuts a Connectivity Breakthrough and AI
Enhancements in Latest Version Release

The newest edition of NICE Robotic Automation introduces robust, universal and intelligent connectivity, increasing operational stability and reducing time-to-value gap

Hoboken, N.J., June 11, 2018 – NICE (Nasdaq: NICE) today announced the release of NICE Robotic Automation 6.7, the latest version of its automation solution that delivers new capabilities to power up benefits for a wide array of operations and business sectors. The current release includes a breakthrough in intelligent connectivity, reducing time to value in designing and deploying process automations, and ensuring greater operational continuity.

NICE leads the Robotic Process Automation (RPA) industry with its comprehensive platform, driven by cognitive technology, uniquely providing both unattended and employee-assisted (attended) automations. With strong connectivity integral to process automation deployment success, NICE introduces the universal connectivity layer in Robotic Automation 6.7 to support integration with any application as well as the deployment of multiple process automations from a single platform.

Connectivity Enhancements
The innovative new release combines NICE’s leading object-based connectivity with a new layer of surface-based intelligence, an advanced AI-based algorithm known as Shape Analysis technology. This combination has created a universal connectivity breakthrough, assuring robust support for every RPA deployment by integrating with any application and virtual Citrix environment.

Expanded Framework Capabilities and Security Upgrades
In addition to this latest connectivity innovation, NICE Robotic Automation 6.7 forms an intrinsic part of expanding the automation division’s cognitive technology and AI framework. In Robotic Automation 6.7, this is also reflected in the growing built-in capabilities of NICE robots to execute chatbot requests in real-time. Similarly, an intelligent scheduling engine now enables the user to better manage the virtual workforce’s time, as part of advanced monitoring and control capabilities. Security in the latest Robotic Automation release has also been enhanced, with unique password control capabilities and user-specific permission settings, meeting the strictest enterprise-level standards. A fresh design of the NICE Robotic Automation control room’s user interface makes all the current upgrades and standard operations easier to use and more aesthetically clear.

Miki Migdal, President of the NICE Enterprise Product Group said: “There are currently many implementation and deployment challenges facing technical teams in the RPA industry today. Ensuring robust and stable connectivity is chief among them. With 15 years of enterprise-grade experience, NICE is addressing these issues in the comprehensive NICE Robotic Automation 6.7 platform, which is set to transform the industry with the unprecedented Shape Analysis innovation and universal connectivity approach. This breakthrough will forever enable the deployment of more stable and robust process automations.”

Amardeep Modi, Practice Director, Everest Group said: "In Everest Group's recent RPA Products PEAK Matrix™ report, NICE Robotic Automation attained high scores on ‘Vision and Capability' as well as 'Market Impact' and was positioned as a Leader and Star Performer.  The impressive nature of NICE’s connectivity capabilities and Shape Analysis technology are some of its key strengths."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.